Geoffrey Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
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(202) 326-1500

August 11, 2006

VIA EDGAR Transmission
Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lotus Bancorp, Inc. (formally known as City Central Bancorp, Inc.)
Registration Statement on Form SB-2
Filed June 16, 2006
File No. 333-135107

Dear Mr. Friar:

On behalf of our client Lotus Bancorp, Inc. (“Company”), which was formally known as City Central Bancorp, Inc., we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission Amendment No. 2 to the above-referenced Form SB-2.

On August 4, 2006, we filed Amendment No. 1 to the to the above-referenced Form SB-2. Amendment No. 2, filed herewith, is being filed simply ~~reflects~~(i) to reflect the change of the name of the Company and the proposed bank to Lotus Bancorp, Inc. and Lotus Bank, respectively and ~~discloses~~(ii) to disclose the terms of a lease recently entered into for temporary office space~~.~~ pending the build-out of the permanent facility. The Company elected to change its name, as well as the name of its proposed banking subsidiary, to remove the threat of material litigation previously disclosed in Amendment No. 1. The Company represents that, as of the date of this letter, there have been no material adverse changes to its financial condition or results of operations from that previously disclosed in the prospectus filed as a part of the above-referenced Registration Statement.

With respect to the above-captioned Registration Statement, Lotus Bancorp, Inc., as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities being specified in the Registration Statement, and requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act, that the effectiveness of the Registration Statement filed with the Securities and Exchange Commission on June 16, 2006, as amended, be accelerated so that the Registration Statement will become effective at 4:00 p.m. on August 14, 2006 or as soon thereafter as practicable.

In connection with the foregoing request for accelerated effectiveness, the registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your communicating to us, via Geoffrey S. Kay, Jenkens & Gilchrist, P.C., as counsel to the registrant, at (214) 855-4158, confirmation of the declaration of effectiveness of the Registration Statement.

Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

                Very truly yours,

                /s/ Geoffrey S. Kay

                Geoffrey S. Kay

Attachment

cc:    Satish Jasti
Peter Weinstock, Esq. (firm)